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                                                                     EXHIBIT 4.7


                AMENDMENT NO. 1 TO POWERWAVE TECHNOLOGIES, INC.,

                        1996 DIRECTOR STOCK OPTION PLAN

                             Adopted August 4, 1998

     Section 3 of the POWERWAVE TECHNOLOGIES, INC. 1996 DIRECTOR STOCK OPTION PLAN (the "Plan") is amended and restated in its entirety to read as follows:

     "3.  Stock Subject to the Plan.  Subject to the provisions of Section 10 of
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the Plan, the maximum aggregate number of Shares which may be optioned and sold under the Plan is 400,000 Shares (the "Pool") of Common Stock. The Shares may be authorized but unissued, or reacquired Common Stock.

          If an Option should expire or become unexercisable for any reason without having been exercised in full, the unpurchased Shares which were subject thereto shall, unless the Plan shall have been terminated, become available for future grant under the Plan."